FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated November 19, 2004, relating to: Lafarge North America Buchanan Gypsum Drywall Plant

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 19, 2004

Lafarge announces upgrade
and expansion of Buchanan Gypsum Drywall Plant, USA

Lafarge announces today that Lafarge North America will invest approximately $75 million to substantially upgrade and double the capacity of its gypsum drywall manufacturing facility in Buchanan, New York State. The newer facility will operate at world-class manufacturing standards, producing 650 million square feet of gypsum wallboard annually to meet the growing demands of Lafarge’s commercial and residential customers in the Northeast American Market.

The renovation is expected to begin mid-2005 and is scheduled to be completed in mid-2006. Together with the state of the art production plants of Palatka in Florida, and Silver Grove in Kentucky, these improvements reinforce Lafarge as a high quality and low cost producer in the market it serves.

Lafarge offers a full line of quality drywall and finishing products for commercial and residential construction and ranks n°3 worldwide in gypsum wallboard volume.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries. In 2003, the Group posted sales of €13.6 billion and operating profit on ordinary activities of €1.9 billion.

Further information is available on the web site at www.lafarge.com

Notes to Editors:
1.	Buchanan was built in the 1960s and acquired by Lafarge in 1996.
2.	In the U.S., Lafarge operates a total of four gypsum drywall plants located in Buchanan, NY; Newark, NJ; Silver Grove, KY; and Palatka, FL. In Canada, Lafarge operates one drywall plant in Corner Brook, Newfoundland and one joint compound plant in Chambly, Quebec.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19 47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 19, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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